

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2012

Via E-mail
John Rudy
Chief Financial Officer
Zunicom, Inc.
4315 W. Lovers Lane
Dallas, Texas 75209

   Re: Zunicom, Inc.
     Schedule 13E-3 filed by
     Zunicom, Inc., William Tan and John Rudy
     Filed February 10, 2012
     File No. 005-50405
     Preliminary Information Statement on Schedule 14C
     Filed February 10, 2012
     File No. 000-27210

Dear Mr. Rudy:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Mara L. Ransom

         Mara L. Ransom
         Assistant Director

cc: George Lander
  Morse, Zelnick, Rose & Lander, LLP